September 22, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Mara L. Ransom, Assistant Director

Re:

Elite Books, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed August 22, 2014

File No. 333-197384

Ladies and Gentlemen:

This letter sets forth the responses of Elite Books Inc. (the “Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of September 18, 2014.  Each numbered paragraph below responds to the comment having the same number in the September 18 comment letter.

Comments/Responses

Dilution, page 18

1.

Please include a comparison of the public contribution under this public offering and the effective cash contribution of affiliated persons as required by Item 506 of Regulation S- K.

We have now included this disclosure in line with Commission’s comment as required by Item 506 of Regulation S-K.

Exhibit 10.3. Form of Subscription Agreement

2.

We reissue comment 7 of our letter dated September 3, 2014. The Agreement calls for multiplying the number of common shares by $.01 per share instead of $.03 per share. Please revise.

We have now revised the exhibited Subscription Agreement where multiplying number of common shares calls for $.03 per share instead of $.01 per share.

The Company acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Vesna Pesic

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President

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